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                                 Exhibit 3.5


             1. PROPOSED AMENDMENT TO MAKE CERTAIN CHANCES IN THE MANNER IN WHICH PARTNERSHIP INVESTMENTS ARE MADE.

     Section 3.5(A)-(C) of the Partnership Agreement is amended and restated in full as follows and a new Section (D) is added to Section 3-5 to read as follows:

3.5 Participation in Aircraft Investment with Affiliates.

         (A) So long as Airlease Management Services, Inc. or another Related Entity is the General, Partner, the Partnership may only make Aircraft leasing investments offered to it in accordance with this Section.

         (B) Until September 30, 1991, the General Partner and Airlease hereby agree to offer the Partnership the right to acquire a 50% participation interest in all Aircraft leasing investments to be made by any Related Entity where the aggregate Aircraft Cost in such investment is greater than $10 million. The Partnership shall acquire such interest subject to the determination by the General Partner that the investment is suitable for the Partnership. If, after allocating an investment in accordance with the first two sentences above, the total investment made by Related Entities (including through their interest in the Partnership either as a General Partner or a Limited Partner) would exceed U.S. Leasing's then existing credit policy regarding maximum permissible investment for a single lessee, the General Partner and Airlease shall offer and, subject to a determination of suitability, the Partnership shall accept an additional participation interest in an amount necessary to reduce the total investment by Related Entities to an amount in compliance with U.S. Leasing's credit policy. Any offer required to be made by this subsection (i) is only required to be made at the time of the commitment (but may be made at a later time in the sole discretion of the General Partner or Airlease) to enter into the transaction and (ii) must be accepted by the Partnership at the time that the offer is made. Notwithstanding anything in this paragraph (B) to the contrary, if the Aircraft leasing investment to be made by Airlease or any Related Entity is a leveraged lease, as defined in Statement of Financial Accounting Standards No. 13, then Airlease may, in its discretion, decline to offer the Partnership a participation interest in such investment.

         (C) After September 30, 1991, neither the General Partner nor Airlease shall be under any obligation to offer the Partnership any investment opportunities. However, the General Partner and Airlease may continue to offer investment opportunities to the Partnership, and the Partnership shall accept opportunities deemed suitable by the General Partner, provided one or more Related Entities makes at least 20% (including the interest in the Partnership then owned by the General Partner and all Related Entities) of the total investment made by Related Entities and the Partnership in such transactions.

         (D) Notwithstanding anything in paragraphs (A), (B) or (C) of this
Section 3.5 to the contrary, the Partnership may make Aircraft leasing investments in which Related Entities do not participate (i) where the investment committee of the board of directors of U.S. Leasing determines that such investment would cause U.S. Leasing or the affiliated group with which it files consolidated federal income tax returns to forego current utilization of foreign tax credits or would increase their foreign assets, or (ii) where the investment is in an Aircraft which is subject to a tax benefit transfer lease under the safe harbor lease rules enacted under the Economic Recovery Tax Act of 1981, or (iii) where the Aircraft investment is made by the Partnership after or in anticipation of the disposition of the Partnership's interest in another Aircraft in which a Related Entity does not or did not have an interest, and the board of directors of the General Partner determines that such new Aircraft investment is for the purpose of replacing the Partnership's interest in such other Aircraft.


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         2. PROPOSED AMENDMENT GIVING THE GENERAL PARTNER DISCRETION
               REGARDING DISTRIBUTION OF CERTAIN SALES PROCEEDS.

         Section 10.3 of the Partnership Agreement is amended and restated in full as follows:

         10.3 Distributions of Cash Available From Sale or Refinancing.

         (A) Deleted.

         (B) Through December 31, 2004, any Cash Available From Sale or Refinancing may, at the discretion of the General Partner, be retained for use in the Partnership's business.

         (C) After December 31, 2004, subject to Section 3.3(B)(2), any Cash Available From Sale or Refinancing shall be distributed 99% of the Unitholders and 1 % to the General Partner.

         (D) Cash Available From Sale or Refinancing shall be distributed at such time as the General Partner in its discretion may determine to the holders of record on the first business day in the month during which such sale or refinancing occurs, unless a different Record Date is determined by the General Partner.

        3. PROPOSED AMENDMENT TO CLARIFY THE MANNER IN WHICH THE PARTICIPATION IN AN INVESTMENT BY THE PARTNERSHIP
                      AND A RELATED ENTITY IS DETERMINED.

         Section 3.5 is amended by adding a new Section (E) thereto to read in full as follows:

         (E) For purposes of this Section 3.5, a 50% participation interest in an Aircraft leasing investment by the Partnership and a Related Entity shall include, in the case of two Similar Aircraft, the acquisition of one Similar Aircraft by the Partnership and one Similar Aircraft by a Related Entity. As used herein, a Similar Aircraft shall mean substantially similar aircraft leased to the same lessee pursuant to substantially similar leases and acquired by the Partnership or a Related Entity at a substantially Similar Aircraft Cost (the difference not to exceed 5% of the lesser Aircraft Cost), all as determined by the General Partner at the time of acquisition.


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                AMENDMENT TO THE AMENDED AND RESTATED AGREEMENT
                    OF LIMITED PARTNERSHIP OF AIRLEASE LTD.,
                        A CALIFORNIA LIMITED PARTNERSHIP

Section 9.4(A) of the Partnership Agreement is hereby amended to read in full as follows:

         (A) Except as otherwise provided herein, the General Partner shall, in its sole discretion, determine whether to make any available election under the Code. The General Partner shall, in the Partnership's 1988 tax year, make the election under Section 754 of the Code in accordance with applicable regulations thereunder to cause the basis of Partnership Assets to be adjusted for Federal income tax purposes as provided by Sections 734 and 743 of the Code. In making Section 754 elections, the General Partner is authorized to make simplifying assumptions for computational purposes, in its sole discretion. Such election may also be made, in the General Partner's discretion, for the reconstituted Partnership upon any termination of the Partnership pursuant to Section 708 of the Code. The General Partner shall elect to deduct expenses incurred in organizing the Partnership ratably over a 60-month period as provided in Section 709 of the Code.


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